Peak Fintech Acquires Minority Stake in China UnionPay Subsidiary

MONTREAL, QUEBEC - July 29, 2021 - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has acquired a minority stake in China UnionPay subsidiary Rongbang Technology Ltd. ("Rongbang").

Earlier this year, Peak signed an agreement with Rongbang that allows Peak to use the China UnionPay network to provide fund transfer and payment settlement services within its Lending Hub ecosystem. After working closely with Rongbang (https://www.masget.com/) to connect to the UnionPay (http://www.unionpayintl.com/en/) network and implement the services, Peak commenced a small pilot project with a few select clients in May 2021 to test the services with live transactions before making them available at large to all its ecosystem members. The level of payment settlement and fund transfer activity picked up considerably in June with over 1,200 transactions during the month. This strong debut caught the attention of executives at both Rongbang and UnionPay who followed up with a visit to the Company's head office in Wuxi. Following the meeting, Peak was issued an invitation to become a minority shareholder in Rongbang paving the way for greater collaboration between the three entities.

Peak invested 2.5M RMB (about CAD$500,000) for less than a 1% stake in Rongbang, yet the Company views the investment as a strategic marketing and business development investment rather than what would be considered a traditional minority investment in a private company. "We could have spent over a million dollars on marketing and promotional initiatives and not received a fraction of the return we'll be securing on this investment," commented Peak CEO Johnson Joseph. "We are honored to now be part of a very exclusive group of shareholders led by UnionPay and China Datang (http://www.china-cdt.com/). Any association with these prestigious organizations in China is priceless".

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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Forward-Looking Statements / Information:

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